Exhibit 99.1

Ohmyhome Limited
1 Kampong Ampat
#08-11 One KA MacPherson
Singapore 368314

(incorporated under the laws of the Cayman Islands)
(NASDAQ: OMH)

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of Ohmyhome Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) to be held on October 26, 2026, at 10:00 a.m., local time, at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314 to consider and if thought fit, to pass with or without amendment the following resolutions:

Proposal 1:

By a special resolution, to approve the change of the Company’s name from “Ohmyhome Limited” to “Ohmyswift Limited”, or such other name as may be approved by the board of directors of the Company (the “Board of Directors”), and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within two months of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and the authorization of the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such change of name (the “Name Change”).

Proposal 2:

By a special resolution, to approve the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 103(3)(c) of the Articles of Association of the Company and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”); the change of the registered office of the Company to Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands, conditional upon and with effect from the Migration; the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association; and the authorization of the Board of Directors and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration.

Proposal 3:

By an ordinary resolution, to authorize the chairman of the Extraordinary Meeting to adjourn the Extraordinary Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Extraordinary Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Extraordinary Meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at the close of business on October 8, 2026 (the “Record Date”) are entitled to receive notice of, and to attend and vote at, the Extraordinary Meeting.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

October 13, 2026	By Order of the Board of Directors,
Ohmyhome Limited
/s/ Agus Prasetyo
Agus Prasetyo Chairman of the Board of Directors, Chief Executive Officer and Director

Ohmyhome Limited
1 Kampong Ampat
#08-11 One KA MacPherson
Singapore 368314

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
October 26, 2026
10:00 a.m., local time

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the board of directors of the Company (the “Board of Directors”) of Ohmyhome Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held on October 26, 2026, at 10:00 a.m., local time, at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314.

We will send or make these proxy materials available to shareholders on or about October 16, 2026.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

Proposal 1:

By a special resolution, to approve the change of the Company’s name from “Ohmyhome Limited” to “Ohmyswift Limited”, or such other name as may be approved by the board of directors of the Company (the “Board of Directors”), and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within one month of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and the authorization of the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such change of name (the “Name Change”).

Proposal 2:

By a special resolution, to approve the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 103(3)(c) of the Articles of Association of the Company and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”); the change of the registered office of the Company to Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands, conditional upon and with effect from the Migration; the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association; and the authorization of the Board of Directors and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration.

Proposal 3:

By an ordinary resolution, to authorize the chairman of the Extraordinary Meeting to adjourn the Extraordinary Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Extraordinary Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Extraordinary Meeting.

The Board of Directors recommends a vote FOR each of Proposal 1 to Proposal 3.

The Board of Directors is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Shareholders Entitled to Vote at the Extraordinary Meeting

Only shareholders of record of our existing Class A ordinary shares (“Class A Ordinary Shares”) and existing Class B ordinary shares (“Class B Ordinary Shares”) as of at the close of business on October 8, 2026 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponement thereof. As of the Record Date, there were 2,111,893 Class A Ordinary Shares and 16,831 Class B Ordinary Shares outstanding and entitled to vote at the Extraordinary Meeting.

Each fully paid Class A Ordinary Share is entitled to one (1) vote on each matter properly brought before the Extraordinary Meeting and each fully paid Class B Ordinary Share is entitled to one hundred (100) votes on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote before the Extraordinary Meeting.

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

Quorum Requirement

According to the Company’s sixth amended and restated memorandum and articles of association, the presence in person or by proxy of two shareholders entitled to vote and present throughout the Extraordinary Meeting in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-fifth of the total voting rights of all shareholders having the right to vote at the Extraordinary Meeting shall be a quorum, in each case for the transaction of business except as otherwise provided by law.

Votes Required

Assuming a quorum as referenced above is reached:

•        Proposal 1 requires a special resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a majority of at least two thirds of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting;

•        Proposal 2 requires a special resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a majority of at least two thirds of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting;

•        Proposal 3 requires an ordinary resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the Proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the outcome of the Proposals.

Submission of Votes

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented. You may vote using any of the following methods described below.

Registered shareholders may vote in the following ways:

•        By submitting your vote online;

•        By submitting your vote telephonically;

•        By completing the proxy card and returning it by fax;

•        By completing the proxy card and returning it to the address noted; or

•        By attending and voting your shares at the Extraordinary Meeting.

We are offering registered shareholders the opportunity to vote their shares by telephone or online. Shareholders may vote by telephone or online by following the procedures described on the proxy card. To vote via telephone or online, please have the proxy card in hand and call the number or go to the website listed on the proxy card and follow the instructions. The telephone and internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly.

If your shares are held in a stock brokerage account or by a bank or other nominee, follow the instructions provided by your broker, bank or other nominee for voting your shares prior to the Extraordinary Meeting.

The instructions by which you may vote your shares at the Extraordinary Meeting differ based on whether you hold shares in your name as the shareholder of record or beneficially in street name. Shares held beneficially in street name may be voted at the Extraordinary Meeting only if you first obtain a legal proxy from the broker, bank or other nominee that holds your shares as of the Record Date. We are not involved in the provision of legal proxies from brokers to beneficial shareholders. If either you do not request a legal proxy prior to the Extraordinary Meeting or your broker fails to provide you with a legal proxy, then you will not be able to vote at the Extraordinary Meeting.

Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions online or by telephone, fax or mail so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and our officers and employees, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. We will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL 1
CHANGE OF COMPANY NAME

Background

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, the change of the Company’s name from “Ohmyhome Limited” to “Ohmyswift Limited”, or such other name as may be approved by the Board of Directors, and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within one month of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and the authorization of the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such change of name.

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

“RESOLVED, AS A SPECIAL RESOLUTION, that the name of the Company be changed from “Ohmyhome Limited” to “Ohmyswift Limited”, or such other name as may be approved by the board of directors of the Company (the “Board of Directors”), and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within one month of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and that the Board of Directors and any director or officer of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such change of name.”

Vote Required

The approval of Proposal 1 requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds of the votes cast by the shareholders who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

The change of the Company’s name will become effective upon the registration of the new name by the Registrar of Companies of the Cayman Islands.

The change of the Company’s name will not affect the legal status of the Company or any rights or obligations of the Company. Existing share certificates bearing the Company’s current name will continue to be valid and will not be required to be exchanged solely as a result of the change of name.

If this proposal is approved, the Company will promptly file the special resolution and any other required documents with the Registrar of Companies of the Cayman Islands. Upon registration of the new name, the Registrar of Companies of the Cayman Islands will issue a certificate of incorporation on change of name.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 1.

PROPOSAL 2
TRANSFER BY WAY OF CONTINUATION TO THE BRITISH VIRGIN ISLANDS

Background

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands and the continuation of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands, and the adoption, with effect upon such continuation, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution for the Company’s existing memorandum and articles of association. The existing outstanding Class A Ordinary Shares and Class B Ordinary Shares will remain outstanding and will not be cancelled, and no new shares will be issued, in connection with the Migration.

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

“RESOLVED, AS A SPECIAL RESOLUTION, that the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 103(3)(c) of the Articles of Association of the Company and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”), be and hereby is approved;

FURTHER RESOLVED, AS A SPECIAL RESOLUTION, that, conditional upon and with effect from the Migration, the registered office of the Company be changed to Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands;

FURTHER RESOLVED, AS A SPECIAL RESOLUTION, that, conditional upon and with effect from the Migration, the memorandum and articles of association compliant with the laws of the British Virgin Islands, substantially in the form attached to this proxy statement as Annex A, be adopted in substitution and replacement for the Company’s existing memorandum and articles of association; and

FURTHER RESOLVED, AS A SPECIAL RESOLUTION, that the Board of Directors and any director or officer of the Company be, and each of them hereby is, authorized to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect such transfer by way of continuation.”

Certain differences in corporate law

If the Migration is approved, the Company will be governed by the BVI Business Companies Act, 2004 (as amended) (the “BVI Act”) rather than the Cayman Islands Companies Act (As Revised). The following is a summary of certain significant differences between the corporate laws of the Cayman Islands and the BVI. This summary is not intended to be a complete discussion of these differences or a complete description of the corporate laws of either jurisdiction, and shareholders should consult with their own legal advisors for a more complete understanding of the relevant laws.

Cayman Islands
Resolution of Members

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

BVI
Resolution of Members

BVI law does not define “special resolution.” The memorandum and articles of association may make provisions for varying the level of the percentage of votes required to pass a resolution but otherwise any resolution of members requires the affirmative vote of a simple majority of the votes cast at a general meeting or a unanimous written resolution.

Where matters may have previously required the approval of a “special resolution” under Cayman Islands law, those same matters may only require a resolution of members or resolution of directors under the proposed BVI law compliant memorandum and articles of association. Such matters include, without limitation: a) a merger of the company, requiring approval by a simple majority of votes; b) a division or combination of shares in the company, requiring approval by resolution of directors only; and c) amendment to the memorandum and articles of association of the company, can be made by resolution of members passed by simple majority and, in certain circumstances, by resolution of directors only.

For further information, please refer to the full version of our proposed BVI law compliant memorandum and articles of association which are included as an exhibit to this form 6K.

Cayman Islands
Share Consolidation

Share consolidation requires shareholder approval by ordinary resolution under Section 13(2) of the Companies Act. The board cannot consolidate shares on its own authority — it may recommend and convene the meeting, but the statutory act of consolidation requires member approval.

British Virgin Islands
Share Consolidation

Share consolidation is a board-level decision by default under the BVI Business Companies Act, which grants directors broad powers to amend the memorandum (including alterations to share capital) without requiring shareholder approval, unless the memorandum or articles expressly require it.

Cayman Islands
Approval of a Merger

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66.6% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

BVI
Approval of a Merger

Under BVI laws, any merger or consolidation of the company will require the directors of the company to approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation will then need to be authorised by a resolution of members. The requisite member approval is typically a simple majority, unless a higher threshold is specified in the company’s memorandum and articles of association. Under the proposed BVI law compliant memorandum and articles of association, only the approval of a simple majority is required.

Where the merger or consolidation involves a foreign company, the BVI company must comply with the merger or consolidation requirements under the BVI Business Companies Act, while the foreign company must comply with the laws of its jurisdiction of incorporation, and the merger or consolidation must be permitted by the laws of that foreign jurisdiction. If the surviving company or consolidated company is to be incorporated under the laws of a jurisdiction outside the British Virgin Islands, additional BVI filings are required.

Cayman Islands
Dissenters Rights

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

-        we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

-        the shareholders have been fairly represented at the meeting in question;

-        the arrangement is such as a businessman would reasonably approve; and

-        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

BVI
Dissenters Rights

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

- his name and address;
- the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and
- a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later. If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

- the Company and the dissenter shall each designate an appraiser;
- the two designated appraisers together shall designate an appraiser;

-        the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

- Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.
Cayman Islands
Taxation

We are a Cayman Islands company incorporated on June 16, 2021 as an exempted company with limited liability. Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

BVI
Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

Required Vote

The approval of Proposal 2 requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds of the votes cast by the shareholders who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting. The transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands will become effective upon the registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands and the de-registration of the Company in the Cayman Islands. Upon the effectiveness of the transfer by way of continuation, the Company will continue as the same legal entity, and the transfer will not create a new legal entity or affect the identity or continuity of the Company. The existing outstanding Class A Ordinary Shares and Class B Ordinary Shares will remain outstanding and will not be cancelled, and no new shares will be issued, in connection with the Migration. The Company will thereafter be governed by the laws of the British Virgin Islands and the memorandum and articles of association adopted in connection with the continuation. If this proposal is approved, the Company will make all applications and filings and take all other actions necessary or desirable to effect the de-registration of the Company in the Cayman Islands and its continuation into the British Virgin Islands.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 2.

PROPOSAL 3
ADJOURNMENT OF THE EXTRAORDINARY MEETING BY CHAIRMAN

Background

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the adjournment or postponement of the Extraordinary Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Extraordinary Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Extraordinary Meeting.

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

“RESOLVED, AS AN ORDINARY RESOLUTION, that the adjournment or postponement of the Extraordinary Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Extraordinary Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Extraordinary Meeting, be and hereby is approved.”

Required Vote

The approval of Proposal 3 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 3.

ADDITIONAL INFORMATION

Other Matters

Our Board of Directors is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Pl, Woodmere, NY 11598, and its telephone number is 212-828-8436.

Where You can Find More Information

We file annual reports and other documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

October 13, 2026	By Order of the Board of Directors
Ohmyhome Limited
/s/ Agus Prasetyo
Chairman of the Board of Directors, Chief Executive Officer, and Director

Annex A

BVI BC No.:

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
(the “Act”)

A COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES
OF ASSOCIATION
OF

Ohmyswift Limited

A BVI business company continued into the British Virgin Islands on [Date]

Ritter House, Wickhams Cay II, PO Box 3170
Road Town, Tortola
British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT 2004 (the “Act”)
MEMORANDUM OF ASSOCIATION
OF

Ohmyswift Limited

A COMPANY LIMITED BY SHARES
and continued into the British Virgin Islands on [date]

1.           NAME

The name of the Company at the date of its application of continuation into the British Virgin Islands is Ohmyhome Limited. The name under which the Company proposes to continue into the British Virgin Islands is Ohmyswift Limited.

2.           TYPE OF COMPANY

The Company is a company limited by shares.

3.           FORMER JURISDICTION

The Company was continued into the British Virgin Islands on the date set out above from its place of incorporation, Cayman Islands, where it was incorporated as Ohmyhome Limited on 19 July 2022.

4.           REGISTERED OFFICE

The first Registered Office of the Company is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town,Tortola VG1110, British Virgin Islands, the office of the first registered agent.

5.           REGISTERED AGENT

The first Registered Agent of the Company is Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

6.           CAPACITY AND POWERS

Subject to Clause 6 below, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the BVI Business Companies Act, 2004 or as the same may be revised from time to time or any other law of the British Virgin Islands.

7.           LIMITATIONS ON THE COMPANY’S BUSINESS

For the purposes of section 9(4) of the Act, the business and activities of the company are limited to those business and activities which are not prohibited from engaging in under any law for the time being in force in the British Virgin Islands.

8.           NUMBER AND CLASSES OF SHARES

8.1.  The Company is authorised to issue an unlimited number of Shares, consisting of two Classes of ordinary Shares, Class A ordinary shares, with no par value each, and Class B ordinary shares, with no par value each, consisting of such numbers and such Series, as the Directors may determine..

8.2.  The Class B ordinary share issued may be converted, at the ratio of 1:1, into Class A ordinary share, at the option of the holder; the Class A ordinary share issued may not be converted to Class B ordinary share in any way. Any conversion of Class B ordinary shares into Class A ordinary shares shall be effected by means of the redesignation and reclassification of the relevant Class B ordinary share as a Class A ordinary share together with such rights and restrictions and which shall rank pari passu in all respects with the Class A ordinary shares then in issue. Such conversion shall become effective forthwith upon entries being made in the register of members of the Company to record the redesignation and reclassification of the relevant Class B ordinary shares as Class A ordinary shares.

Annex A-1

8.3.  The shares may be divided into such number of classes and series of shares as may be determined from time to time by Resolution of Directors or Resolution of Members.

8.4.  The directors or members may from time to time by Resolution of Directors or Resolution of Members increase or decrease the maximum number of shares the Company is authorised to issue,by amendment to this Memorandum in accordance with the provisions below.

9.           CURRENCY

The shares in the Company shall be issued in the currency of the United States of America.

10.         FRACTIONAL SHARES

The Company may issue fractional shares. A fractional share shall have the corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class and series.

11.         DESIGNATIONS, POWERS AND PREFERENCES OF SHARES

Each Class A ordinary share in the Company confers upon the shareholder:

(a)     the right to one(1) vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

(b)     the right to an equal share in any dividend paid by the Company; and

(c)     the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Each Class B ordinary share in the Company confers on the holder:

(d)     the right to one hundred (100) votes on any Resolution of Members;

(e)     the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(f)      the right to an equal share in the distribution of the surplus assets of the Company; and

(g)     the right to convert to Class A ordinary share on a one-for-one basis at the option of the holder.

The directors may at their discretion by resolution of directors redeem, purchase or otherwise acquire all or any of the shares in the Company subject to Regulation 3 of the Articles.

12.         VARIATION OF RIGHTS

The rights attached to shares as specified in Clause 10 above may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class.

13.         RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

14.         REGISTERED SHARES

14.1.The Company may by a Resolution of Shareholders or by a Resolution of Directors amend the Memorandum to increase or reduce the number of Shares the Company is authorised to issue.

14.2.The Company may by a Resolution of Directors or of the Shareholders:

(a)    divide the Shares, including issued Shares, of a Class or Series into a larger number of Shares of the same Class or Series; or

Annex A-2

(b)    combine the Shares, including issued Shares, of a Class or Series into a smaller number of Shares of the same Class or Series,

15.         AMENDMENT OF MEMORANDUM AND ARTICLES

Subject to Clause 11, the Company may amend its Memorandum or Articles by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a resolution of directors:

(a)     to restrict the rights or powers of the shareholders to amend the Memorandum or Articles;

(b)     to change the percentage of shareholders required to pass a resolution of shareholders to amend the Memorandum or Articles;

(c)     in circumstances where the Memorandum or Articles cannot be amended by the shareholders; or

(d)     to Clauses 10, 11, 12 or this Clause 14.

16.         DEFINITIONS

Words used in this Memorandum and not defined herein shall have the meanings set out in the Articles. In addition, for so long as the Shares are listed or quoted on any Designated Stock Exchange, references to “Commission”, “Designated Stock Exchange”, “Electronic Communication”, “Independent Director”, “Audit Committee”, “Compensation Committee”, “Nominating and Corporate Governance Committee” and “U.S. Securities Act” shall have the meanings given to those terms in the Articles.

Annex A-3

We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of continuing a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the _____ day of _________________, _____:

Incorporator

[*]
Authorised Signatory
Ogier Global (BVI) Limited

Annex A-4

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT 2004 (the “Act”)
ARTICLES OF ASSOCIATION
OF

Ohmyswift Limited

A COMPANY LIMITED BY SHARES

1.           INTERPRETATION

References in these Articles of Association (“Articles”) to the Act shall mean the BVI Business Companies Act, 2004 (No. 16 of 2004) and any modification, extension, re-enactment or renewal thereof, any amendments thereto and the BVI Business Companies Regulations, 2012 and any other regulations made thereunder.  The following Articles shall constitute the Articles of the Company.  In these Articles, words and expressions defined in the Act shall have the same meanings and, unless otherwise required by the context, whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

“Person” means an individual, a corporation, a trust, the estate of a deceased individual, a partnership, an unincorporated association or any legal entity capable of having a legal existence.

“Commission” means the Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act.

“Designated Stock Exchange” means NASDAQ Capital Market in the United States of America for so long as the Shares are there listed and any other stock exchange on which the Shares are listed for trading.

“Electronic Communication” means a communication sent by electronic means including electronic posting to the Company’s website, transmission to any number, address or internet website, including the website of the Commission, or other electronic delivery methods as otherwise decided and approved by the board of directors.

“Independent Director” means a director who is an independent director as defined in the applicable rules of the Designated Stock Exchange as determined by the board of directors.

“Audit Committee”, “Compensation Committee” and “Nominating and Corporate Governance Committee” mean the respective committees of the board of directors established pursuant to these Articles, or any successor committee.

“U.S. Securities Act” means the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, as may be in effect from time to time.

2.           SHARES

2.1.        Every shareholder is entitled to a certificate signed by a director of the Company or under the seal specifying the number of shares held by him and the signature of the director and the seal may be facsimiles.

2.2.        Nothing in these Articles shall require title to any shares or other securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange on which the shares or other securities are listed, if so listed, permit otherwise.

2.3.        Subject to the Act and the rules of the Designated Stock Exchange on which any shares or other securities may be listed, the board of directors may resolve that any class or series of shares or other securities may be issued, registered or converted to uncertificated form and be subject to the practices instituted by the operator of the relevant system.

2.4.        Any shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of directors.

Annex A-5

2.5.        If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any distribution.

2.6.        Shares and other securities may be issued at such times, to such persons, for such consideration and on such terms as the directors may by resolution of directors determine.

2.7.        Without prejudice to the generality of the foregoing, the pre-emption rights set out in Section 46 of the Act shall not apply to the Company.

2.8.        The Company may issue convertible shares, bonus shares, partly paid shares and nil paid shares.

2.9.        A share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.10.      Shares may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares issued with a par value, the consideration paid or payable shall not be less than the par value.

2.11.      Before issuing shares for a consideration other than money, which is in whole or in part, other than money, the directors shall pass a resolution stating:

(a)         the amount to be credited for the issue of the shares; and

(b)         that, in their opinion, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the shares.

2.12.      The Company shall keep a register of members containing:

(a)         the names and addresses of the persons who hold shares;

(b)         the number of each class and series of shares held by each shareholder;

(c)         the date on which the name of each shareholder was entered in the register of members; and

(d)         the date on which any person ceased to be a shareholder.

2.13.      The register of members may be in such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.14.      A share is deemed to be issued when the name of the shareholder is entered in the register of members.

3.           REDEMPTION OF SHARES AND TREASURY SHARES

3.1.        The Company may purchase, redeem or otherwise acquire and hold its own shares save that the Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the shares without their consent.

3.2.        The Company may acquire its own fully paid share or shares for no consideration by way of surrender of the share or shares to the Company by the person holding the share or shares. Any surrender of a share or shares shall be in writing and signed by the person holding the share or shares.

3.3.        The Company may only offer to acquire shares if at the relevant time the directors determine by resolution of directors that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Annex A-6

3.4.        Subject to the provisions of the Act, the Company may make an offer to purchase, redeem or otherwise acquire its own shares from one or more or all of the shareholders:

(a)         in accordance with Sections 60, 61 and 62 of the Act; or

(b)         in accordance with a right of a shareholder to have his shares redeemed or to have his shares exchanged for money or other property of the Company; or

(c)         in exchange for newly issued shares of equal value; or

(d)         pursuant to the provisions of Section 179 of the Act.

3.5.        Shares may only be held as treasury shares where, when aggregated with the number of shares of the same class already held by the Company as treasury shares, the total number of treasury shares does not exceed 50% of the shares of that class previously issued by the Company, excluding those shares that have been cancelled.

3.6.        All rights and obligations attaching to a treasury share are suspended and shall not be exercised by or against the Company while it holds the share as a treasury share.

3.7.        Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by resolution of directors determine.

3.8.        Where shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4.           MORTGAGES AND CHARGES OF SHARES

4.1.        Shareholders may mortgage or charge their shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except in so far as it may conflict with any requirements herein contained for consent to the transfer of shares.

4.2.        In the case of the mortgage or charge of registered shares there may be entered in the register of members of the Company:

(a)         a statement that the shares are mortgaged or charged;

(b)         the name of the mortgagee or chargee; and

(c)         the date on which the particulars specified in the preceding subparagraphs (a) and (b) are entered in the register of members.

4.3.        Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)         with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)         upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.        Whilst particulars of a mortgage or charge over shares are entered in the register of members pursuant to this Regulation:

(a)         no transfer of any share the subject of those particulars shall be effected;

(b)         the Company may not purchase, redeem or otherwise acquire any such share; and

(c)         no replacement certificate shall be issued in respect of such shares, without the written consent of the named mortgagee or chargee.

Annex A-7

4.5.        The directors may not resolve to refuse or delay the transfer of a share pursuant to the enforcement of a valid security interest created over the share.

5.           FORFEITURE

5.1.        Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose shares issued for a promissory note, or other written obligation to contribute money or property, or a contract for future services are deemed to be not fully paid.

5.2.        A written notice of call specifying the date for payment to be made shall be served on the shareholder who defaults in making payment in respect of the shares.

5.3.        The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.        Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the notice relates.

5.5.        The Company is under no obligation to refund any moneys to the shareholder whose shares have been cancelled pursuant to Sub-Regulation 5.4 and that shareholder shall be discharged from any further obligation to the Company.

6.           TRANSFER OF SHARES

6.1.        Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company at the office of its registered agent for registration. In the case of the transfer of a share that imposes a liability to the Company on the transferee, the instrument of transfer shall also be signed by the transferee.

6.2.        The Company shall, on receipt of an instrument of transfer complying with the above Sub-Regulation 6.1, enter the name of the transferee of a share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a resolution of directors.

(a)     Where shares are listed on a Designated Stock Exchange, the shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange and subject to the Company’s Memorandum and Articles and applicable laws and regulations. For the avoidance of doubt, Sub-Regulations 6.1 and 6.2 do not apply to the transfer of shares that are listed on a Designated Stock Exchange.

6.3.        The directors may not resolve to refuse or delay the transfer of a share unless the shareholder has failed to pay an amount due in respect of the share.

6.4.        The transfer of a share is effective when the name of the transferee is entered on the register of members.

6.5.        If the directors of the Company are satisfied that an instrument of transfer relating to shares has been signed but that the instrument has been lost or destroyed, they may resolve by resolution of directors:

(a)         to accept such evidence of the transfer of shares as they consider appropriate; and

(b)         that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.6.        Subject to the Memorandum, the personal representative of a deceased shareholder may transfer a share even though the personal representative is not a shareholder at the time of the transfer.

Annex A-8

7.           MEETINGS OF MEMBERS

7.1.        Any director of the Company may convene meetings of the members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2.        Holders of Class A ordinary shares and Class B ordinary shares have the right to receive notice of, attend, speak and vote at meetings of the members. Unless otherwise required by the Act, the Memorandum or these Articles, holders of Class A ordinary shares and Class B ordinary shares shall vote together as a single class on all matters submitted to a vote for members’ consent.

7.3.        Upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders within 5 days of receiving the written request. In the event that the directors fail to convene a meeting of shareholders within 5 days, then:

(a)     any one director;

(b)     the company secretary; or

(c)     the shareholder who issued the written request, or where there is more than one, any one of those shareholders,

may convene a meeting of shareholders, and the provisions of these Articles with regard to convening a meeting of shareholders shall apply, construing references to the directors as references to the party convening the meeting.

7.4.        A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

7.5.        The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.6.        The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

[Ohmyswift Limited ]
I/We being a member of the above Company HEREBY APPOINT …………
………………… of …………………………… or failing him ………..………………
of ………………………..…… to be my/our proxy to vote for me/us at the meeting of members to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.
(Any restrictions on voting to be inserted here.)
Signed this …… day of …………..…………, 20……
…………..…………
Member

7.7.        The following applies where shares are jointly owned:

(a)         if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

(b)         if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)         if two or more of the joint owners are present in person or by proxy they must vote as one.

Annex A-9

7.8.        A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

8.           NOTICE OF MEETINGS OF MEMBERS

(a)     The director convening a meeting shall give not less than 5 clear calendar days’ notice of a meeting of members to:

(b)     those members whose names on the date the notice is given appear as members in the register of members of the Company and are entitled to vote at the meeting; and

(c)     the other directors.

8.2.        Notwithstanding Sub-Regulation 8.1, a meeting of members held in contravention of the requirement to give notice is valid if members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall constitute waiver in relation to all the shares which that member holds.

8.3.        The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a member or another director, or the fact that a member or another director has not received notice, does not invalidate the meeting.

8.4.        The director convening a meeting of members may fix as the record date for determining those members that are entitled to vote at the meeting the date notice is given of the meeting or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

9.           QUORUM FOR MEETINGS OF MEMBERS

9.1.        The quorum for a meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 1/3 of all voting rights attached to all classes or series of shares entitled to vote on a meeting of members. A quorum may comprise a single member or proxy and then such person may pass a resolution of members and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of members.

9.2.        If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within half an hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

10.         PROCEEDINGS OF MEETINGS OF MEMBERS

10.1.      At any meeting of the members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

10.2.      At every meeting of members, the chairman of the board shall preside as chairman of the meeting. If there is no chairman of the board or if the chairman of the board is not present at the meeting, the members present shall choose one of their numbers to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

Annex A-10

10.3.      The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

10.4.      Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of members or of any class of members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the person which he represents as that person could exercise if it were an individual.

10.5.      The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarial certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

10.6.      Directors of the Company may attend and speak at any meeting of members and at any separate meeting of the holders of any class or series of shares.

10.7.      An action that may be taken by the members at a meeting may also be taken by a resolution of members consented to in writing, without the need for any notice, but if any resolution of members is adopted otherwise than by the unanimous written consent of all members, a copy of such resolution shall forthwith be sent to all members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which persons holding a sufficient number of votes of shares to constitute a resolution of members have consented to the resolution by signed counterparts.

10.8.      If the Company shall have only one member the provisions herein contained for meetings of the members shall not apply and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of members. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

11.         DIRECTORS

(a)     Subject to any subsequent amendment to change the number of directors, the minimum number of directors shall be one. For so long as the shares are listed or quoted on any Designated Stock Exchange, the board of directors shall include at least such number of Independent Directors as applicable law, rules or regulations of the Designated Stock Exchange require as determined by the directors.

11.2.      No person shall be appointed as a director of the Company, an alternate director or nominated as a reserve director, unless he has consented in writing to act as a director, an alternate director or to be nominated as a reserve director.

(a)     The directors of the Company prior to its continuation to the British Virgin Islands shall remain the same at the date of its continuation to the British Virgin Islands under the Act. Thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

11.3.      Each director holds office for the term, if any, fixed by the resolution of members or resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

11.4.      A vacancy in the board of directors may be filled by a resolution of members or a resolution passed by the majority of the remaining directors.

11.5.      A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Annex A-11

11.6.      A director may be removed from office by a resolution of members or by resolution of directors. A resolution passed under this Regulation may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent (75%) of the votes of the members or directors of the Company entitled to vote.

11.7.      A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

11.8.      The Company shall keep a register of directors containing:

(a)         the names and addresses of the persons who are directors of the Company;

(b)         the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)         the date on which each person named as a director ceased to be a director of the Company; and

(d)         such other information as may be prescribed by the Act.

11.9.      The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage shall be the original register of directors.

11.10.    The directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

11.11.    A director is not required to hold a share as a qualification to office.

12.         POWERS OF DIRECTORS

12.1.      The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the members.

12.2.      Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

12.3.      If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

12.4.      Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

12.5.      The continuing directors may act notwithstanding any vacancy in their body.

12.6.      The directors may by resolution of directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

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12.7.      All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

(a)      Section 175 of the Act shall not apply to the Company.

12.8.      The directors may from time to time and at any time by an instrument in writing appoint any person, firm or corporate body whether appointed directly or indirectly as its attorney either generally or in relation to a specific matter.

12.9.      An act of an attorney appointed under Sub-Regulation 12.9 in accordance with the instrument under which the attorney was appointed binds the Company.

12.10.    An instrument appointing an attorney under Sub-Regulation 12.9 may either be executed as a deed or signed by a person acting under the express or implied authority of the Company.

13.         PROCEEDINGS OF DIRECTORS

13.1.      Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

13.2.      The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

13.3.      A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

13.4.      A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

13.5.      A director of the Company may appoint any other director or any other person, not disqualified from an appointment as a director, as his alternate to exercise the appointing director’s powers and carry out the appointing director’s responsibilities.

(a)         An alternate director has the same rights as the appointing director in relation to any director’s meeting and any written resolution circulated for written consent.

(b)         Subject to the Act and Regulation 17, an alternate director is liable for his own acts and omission as an alternate director whilst acting in that capacity.

(c)         The appointment and termination of an alternate director must be in writing and written notice of the appointment and termination must be given by the appointing director to the Company as soon as reasonably practicable.

(d)         The appointing director may, at any time, voluntarily terminate the alternate director’s appointment which shall take effect from the time when the written notice of this termination is given to the Company.

(e)         The rights of an alternate director shall terminate upon the death of the appointing director or if the appointing director, otherwise ceases to hold office.

13.6.      A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

Annex A-13

13.7.      If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

13.8.      At meetings of directors at which the chairman of the board is present, he shall preside as chairman of the meeting. If there is no chairman of the board or if the chairman of the board is not present, the directors present shall choose one of their numbers to be chairman of the meeting.

13.9.      An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice by a majority of the directors or members of the committee of directors, but if any resolution is adopted otherwise than by the unanimous written consent of all directors or all members of a committee of directors, a copy of such resolution shall forthwith be sent to all directors or all members of a committee of directors not consenting to such resolution. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which sufficient number of directors to constitute a resolution of directors or a resolution of a committee of directors has consented to the resolution by signed counterparts.

14.         COMMITTEES

(a)     The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the seal, to the committee, including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

(b)     For so long as any class of shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Commission or otherwise under applicable law.

14.2.      The directors have no power to delegate to a committee of directors any of the following powers:

(a)         to amend the Memorandum or the Articles;

(b)         to change the registered office or agent;

(c)         to designate committees of directors;

(d)         to delegate powers to a committee of directors;

(e)         to appoint or remove directors;

(f)         to appoint or remove an agent;

(g)         to fix emoluments of directors;

(h)         to approve a plan of merger, consolidation or arrangement;

(i)         to make a declaration of solvency for the purposes of Section 198(1)(a) of the Act or to approve a liquidation plan;

(j)         to make a determination under Section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test; or

(k)         to authorize the Company to continue as a Company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

Annex A-14

14.3.      Sub-Regulation 14.2(c) and (d) do not prevent a committee of directors, where authorised by the resolution of directors appointing such committee or by a subsequent resolution of directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

14.4.      The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution of directors establishing the committee.

14.5.      Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

15.         OFFICERS AND AGENTS

(a)     The Company may by resolution of directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a chairman of the board of directors, a chief executive officer, a president, a chief financial officer and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

15.2.      The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors. In the absence of any specific prescription of duties it shall be the responsibility of the chairman of the board to preside at meetings of directors and shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

15.3.      The emoluments of all officers shall be fixed by resolution of directors.

15.4.      The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

15.5.      The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the seal, as are set forth in the Articles or in the resolution of directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Sub-Regulation 14.2. The resolution of directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

16.         CONFLICT OF INTERESTS

16.1.      A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

16.2.      For the purposes of Sub-Regulation 16.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

Annex A-15

16.3.      A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)         vote on a matter relating to the transaction;

(b)         attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)         sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

17.         INDEMNIFICATION

17.1.      Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)         is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)         is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

17.2.      The indemnity in Sub-Regulation 17.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

17.3.      The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

17.4.      The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

17.5.      The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

18.         RECORDS

18.1.      The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum and the Articles;

(b)         the register of members, or a copy of the register of members;

(c)         the register of directors, or a copy of the register of directors; and

(d)         copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous ten (10) years.

Annex A-16

18.2.      If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)         within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)         provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

18.3.      The Company shall keep the following records and underlying documentation at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)         minutes of meetings and resolutions of members and classes of members;

(b)         minutes of meetings and resolutions of directors and committees of directors;

(c)         adequate, accurate and up to date information on the company’s beneficial owners; and

(d)         any other documents or returns as required by the BVI Business Companies Act from time to time.

18.4.      The records and underlying documentation shall be retained for a period of 5 years from the date of completion of the transaction to which the records and underlying documentation relate or from the date that the Company terminates the business relationship to which the records and underlying documentation relate.

18.5.      Where any original records and underlying documentation referred to in this Regulation are maintained other than at the office of the registered agent of the Company, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records and underlying documentation are kept and the name of the person who maintains and controls the Company’s records and underlying documentation.

18.6.      Where the place at which the original records and underlying documentation of the Company or the name of the person who maintains and controls the Company’s records and underlying documentation changes, the Company shall provide its registered agent with the physical address of the new location of the records and underlying documentation or the name of the new person who maintains and controls the Company’s records and underlying documentation within 14 days of the change.

18.7.      The records and underlying documentation of the Company referred to in this Regulation shall be in such form as are sufficient to show and explain the Company’s transactions and will, at any time, enable the financial position of the Company to be determined with reasonable accuracy. Records and underlying documentation include accounts and records, such as invoices, contracts and similar documents, in relation to all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure take place; all sales and purchases of goods by the Company; and the assets and liabilities of the Company.

18.8.      The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (No. 5 of 2001).

19.         REGISTER OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges containing the particulars required under the Act in respect of each mortgage, charge and other encumbrance created by the Company.

20.         SEAL

The Company may have more than one seal and references herein to the seal shall be references to every seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the seal and for an imprint thereof to be kept at the office of the registered agent of the Company. Except as otherwise expressly provided herein, the seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the seal and of the signature of

Annex A-17

any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

21.         DISTRIBUTIONS

21.1.      The directors of the Company may, by resolution of directors, authorise a distribution by way of dividend at such time at such amount as they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

21.2.      Dividends may be paid in money, shares, or other property.

21.3.      Notice of any dividend that may have been declared shall be given to each shareholder as specified in Sub-Regulation 23.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

21.4.      No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares.

21.5.      The directors may, before making any distributions, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

21.6.      The directors may determine in their sole discretion to issue bonus shares from time to time and bonus shares may be deemed to have been fully paid for on issue.

21.7.      A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute the issue of a bonus share.

22.         ACCOUNTS

22.1.      The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

22.2.      The Company may by resolution of shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

23.         AUDIT

23.1.      For so long as the shares are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, the directors shall establish and maintain an audit committee as a committee of the board of directors, the composition and responsibilities of which shall comply with the rules and regulations of the Commission and the Designated Stock Exchange, subject to any available exemptions and applicable law.

23.2.      If an audit committee is established, the directors may adopt a formal written audit committee charter and the audit committee may be responsible for such matters as are required by the rules and regulations of the Commission, the Designated Stock Exchange or otherwise under applicable law, including the review of related party transactions where required.

23.3.      The Company may by resolution of shareholders call for the accounts to be examined by auditors.

23.4.      The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of shareholders.

23.5.      The auditors may be shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

23.6.      The remuneration of the auditors of the Company:

(a)         in the case of auditors appointed by the directors, may be fixed by resolution of directors; and

Annex A-18

(b)         subject to the foregoing, shall be fixed by resolution of shareholders or in such manner as the Company may by resolution of shareholders determine.

23.7.      The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the shareholders or otherwise given to shareholders and shall state in a written report whether or not:

(a)         in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)         all the information and explanations required by the auditors have been obtained.

23.8.      The report of the auditors shall be annexed to the accounts and shall be read at the meeting of shareholders at which the accounts are laid before the Company or shall be otherwise given to the shareholders.

23.9.      Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

23.10.    The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

24.         NOTICES

(a)     Any notice, information or written statement to be given by the Company to shareholders may be given by personal service, mail, facsimile or other similar means of Electronic Communication addressed to each shareholder at the address shown in the register of members.

24.2.      Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

24.3.      Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

25.         VOLUNTARY WINDING UP AND DISSOLUTION

25.1.      The Company may voluntarily commence to wind up and dissolve if

(a)         it has no liabilities; or

(b)         is able to pay its debts as they fall due,

by a resolution of shareholders or if, the Company has never issued shares, by a resolution of directors.

25.2.      The Company may by a resolution of shareholders or by a resolution of directors appoint a voluntary liquidator.

25.3.      Where a liquidator has been appointed by a resolution of directors, the shareholders of a company may by a resolution of the shareholders appoint an eligible person, subject to the Act, as an additional voluntary liquidator to act jointly with the voluntary liquidator appointed.

26.         CONTINUATION

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

Annex A-19

We, Ogier Global (BVI) Limited, of Ritter House, Wickhams Cay II, PO Box 3170, Road Town,Tortola VG1110, British Virgin Islands, for the purpose of continuing a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the _____ day of _________________, _____:

Incorporator

[*]
Authorised Signatory
Ogier Global (BVI) Limited

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